UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                Amendment No. 2

                           AMERICAN REPROGRAPHICS CO.
                               -----------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  029263100
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 10, 2010
                               -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 17

                                 * * * * * * *


CUSIP NO. 029263100             SCHEDULE 13D                     Page 2 of 17


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,918,056**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,918,056**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,918,056**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                     Page 3 of 17


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,918,056**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,918,056**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,918,056**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                     Page 4 of 17


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,918,056**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,918,056**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,918,056**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                     Page 5 of 17


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,918,056**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,918,056**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,918,056**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                     Page 6 of 17


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,918,056**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,918,056**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,918,056**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                     Page 7 of 17


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)    26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       2,918,056**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  2,918,056**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,918,056**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.4%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                    Page 8 of 17


Item 1.  Security and Issuer
-----------------------------

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 9, 2009 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"); and Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP")(collectively, the "Reporting Persons").

This amendment relates to shares of common stock, $0.01 par value per share (the "Common Stock") of American Reprographics Co., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 1981 N. Broadway, Suite 385, Walnut Creek, CA 94596.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously amended.


Item 2.  Identity and Background
---------------------------------

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"); and Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP"); (collectively, the "Reporting Persons").

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                    Page 9 of 17


The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
President,           Suite 400                          Blum LP
Chairman & Director  San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Partner     Suite 400                 Norway   Blum LP
& Director           San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Arthur C. Young      909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Douglas J. Dossey    909 Montgomery St.        USA and  Partner,
Partner              Suite 400                 Italy    Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Partner, Chief       Suite 400                          Operating Officer,
Operating Officer,   San Francisco, CA 94133            General Counsel and
General Counsel and                                     Secretary, Blum LP
Secretary



                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                    Page 10 of 17


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------

Jane J. Su           909 Montgomery St.        USA      Partner,
Partner              Suite 400                          Blum LP
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Partner, Chief       Suite 400                          Financial Officer,
Financial Officer,   San Francisco, CA 94133            Blum LP
Assistant Secretary
& Director


Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners III, L.P. ("Blum Strategic III"), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                    Page 11 of 17


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Arthur C. Young      909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Douglas J. Dossey    909 Montgomery St.        USA and  Partner,
Member               Suite 400                 Italy    Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP

Blum GP IV is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP IV LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners IV, L.P. ("Blum Strategic IV"), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                    Page 12 of 17


The principal business office address of Blum GP IV and Blum GP IV LP is
909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Arthur C. Young      909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Douglas J. Dossey    909 Montgomery St.        USA and  Partner,
Member               Suite 400                 Italy    Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                    Page 13 of 17



Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the initial Schedule 13D filed on September 8, 2009.


Item 4.  Purpose of Transaction
--------------------------------

There have been no changes to Item 4 since the initial Schedule 13D filed on September 8, 2009.


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                    Page 14 of 17


Item 5.  Interest in Securities of the Issuer
----------------------------------------------

(a), (b) According to the Issuer's 10Q filed with the Securities and Exchange Commission on August 6, 2010, there were 45,722,205 shares of
Common Stock issued and outstanding as of August 4, 2010. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 762,142 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 1.7% of the outstanding shares of the Common Stock; (ii) 937,201 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 2.0% of the outstanding shares of the Common Stock; and (iii) 1,218,713 shares of the Common Stock held by Blum GP IV, which serves as general partner of Blum GP IV LP which, in turn, serves as the general partner of Blum Strategic IV, which represents 2.7% of the outstanding shares of the Common Stock.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP III, and Blum GP IV. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 2,918,056 shares of the Common Stock, which is 6.4% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP III, Blum GP III LP, Blum GP IV, and Blum GP IV LP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP III LP, Blum GP III, Blum GP IV or Blum GP IV LP.


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                    Page 15 of 17


c) During the last 60 days, the Reporting Persons have sold the following number of shares of Common Stock in the open market:


Entity                             Trade Date      Shares    Price/Share
-------                            ----------     --------   -----------
Investment partnerships for        08-06-2010       37,800        8.5186
which Blum LP serves as the        08-09-2010       25,600        8.5609
general partner.                   08-10-2010       65,000        8.3080
                                   08-11-2010       23,400        8.0024
                                   08-12-2010       13,000        7.9000


Entity                             Trade Date      Shares    Price/Share
-------                            ----------     --------   -----------
For Blum Strategic III for         08-06-2010       46,400        8.5186
which Blum GP III LP               08-09-2010       31,400        8.5609
serves as the general partner      08-10-2010       79,800        8.3080
and for Blum GP III which          08-11-2010       28,800        8.0024
serves as the general              08-12-2010       16,100        7.9000
partner for Blum GP III LP.


Entity                             Trade Date      Shares    Price/Share
-------                            ----------     --------   -----------
For Blum Strategic IV for          08-06-2009       60,195        8.5186
which Blum GP IV LP                08-09-2009       40,634        8.5609
serves as the general partner      08-10-2009      103,800        8.3080
and for Blum GP IV which           08-11-2009       37,358        8.0024
serves as the general              08-12-2010       21,000        7.9000
partner for Blum GP IV LP.



                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                    Page 16 of 17


(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

There have been no changes to Item 6 since the initial Schedule 13D filed on September 8, 2009.


Item 7.  Material to be Filed as Exhibits
------------------------------------------

Exhibit A - Joint Filing Undertaking


                                 * * * * * * *



CUSIP NO. 029263100             SCHEDULE 13D                    Page 17 of 17

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2010

RICHARD C. BLUM & ASSOCIATES, INC.      BLUM CAPITAL PARTNERS, L.P.
                                        By: Richard C. Blum & Associates, Inc.
                                            its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Partner, Chief Operating Officer,       Partner, Chief Operating Officer,
    General Counsel and Secretary           General Counsel and Secretary


BLUM STRATEGIC GP III, L.L.C.           BLUM STRATEGIC GP III, L.P.
                                        By:  Blum Strategic GP III, L.L.C.
                                             its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Managing Member                         Managing Member


BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                        By:  Blum Strategic GP IV, L.L.C.
                                             its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Managing Member                         Managing Member




                                 * * * * * * *




CUSIP NO. 029263100            SCHEDULE 13D                       Page 1 of 1

                                   Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  August 12, 2010

RICHARD C. BLUM & ASSOCIATES, INC.      BLUM CAPITAL PARTNERS, L.P.
                                        By: Richard C. Blum & Associates, Inc.
                                            its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Partner, Chief Operating Officer,       Partner, Chief Operating Officer,
    General Counsel and Secretary           General Counsel and Secretary


BLUM STRATEGIC GP III, L.L.C.           BLUM STRATEGIC GP III, L.P.
                                        By:  Blum Strategic GP III, L.L.C.
                                             its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Managing Member                         Managing Member


BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                        By:  Blum Strategic GP IV, L.L.C.
                                             its General Partner

By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------         ----------------------------------
    Gregory D. Hitchan                      Gregory D. Hitchan
    Managing Member                         Managing Member